Exhibit 99.1

Navios Maritime Partners L.P.

Reports Financial Results for the Second Quarter and Six Months Ended June 30, 2012

•	Acquisition of three vessels

•	Increase in cash distribution to $0.4425 per unit for Q2 2012

•	7.4% increase in quarterly Revenue to $49.1 million

•	18.2% increase in quarterly EBITDA to $36.4 million

•	2.8% increase in quarterly Operating Surplus to $29.5 million

•	23.7% increase in quarterly Net Income to $16.7 million

PIRAEUS, GREECE, July 26, 2012 – Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of dry cargo vessels, today reported its financial results for the second quarter and six months ended June 30, 2012.

Ms. Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “I am pleased with the results for the second quarter of 2012. We increased EBITDA by 18% and net income by almost 24%. We also increased our annual distribution by a penny and announced a quarterly distribution of $0.4425 per unit. The increased distribution represents an annual distribution of $1.77 and a yield of approximately 13%.”

Ms. Frangou continued, “We made an attractive acquisition of three vessels, one of which was a drop down and two of which were directly from the S&P market. With the acquisition of vessels from the S&P market, we have taken the next step in the evolution of Navios Partners. These vessels are relatively young, purchased for prices that we view as attractive today and in the longer term and profitable even at these low charter rates. We believe that these vessels will be able to serve Navios Partners now while also providing the potential for increased distributions in an improved market.”

RECENT DEVELOPMENTS

Increase in Cash Distributions

The Board of Directors of Navios Partners declared a cash distribution for the second quarter of 2012 of $0.4425 per unit. This represents an increase of 0.6% from the cash distribution of $0.44 per unit declared in the first quarter of 2012. The cash distribution is payable on August 13, 2012 to unitholders of record on August 8, 2012.

Vessel acquisitions

On June 15, 2012, Navios Partners acquired from Navios Maritime Holdings Inc. (“Navios Holdings”) the Navios Buena Ventura, a 179,259 dwt Capesize vessel built in 2010, for a cash purchase price of $67.5 million. The Navios Buena Ventura has been chartered-out at a net rate of $29,356 per day until October 2020, which Navios Partners expects to contribute an annualized EBITDA of approximately $8.3 million.

On June 29, 2012, Navios Partners entered into an agreement with a third party for the acquisition of the Navios Soleil, a 57,337 dwt Ultra-Handymax vessel built in 2009, for a cash purchase price of $20.7 million. The vessel was delivered on July 24, 2012.

On June 29, 2012, Navios Partners entered into an agreement with a third party for the acquisition of the Navios Helios, a 77,075 dwt Panamax vessel built in 2005, for a cash purchase price of $20.8 million. The vessel is expected to be delivered on July 27, 2012.

The acquisition of the three vessels is being financed with proceeds from the May 2012 offering of 4,600,000 common units and the balance with new bank financing.

Long-Term and Insured Cash Flow

Navios Partners has entered into medium to long-term time charter-out agreements for its vessels with a remaining average term of 3.5 years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted out 99.0% of its available days for 2012, 78.3% for 2013 and 43.1% for 2014, generating revenues of approximately $203.0 million, $174.3 million and $110.2 million, respectively. The average contractual daily charter-out rate for the fleet is $28,862, $29,048 and $33,375 for 2012, 2013 and 2014, respectively. The average daily charter-in rate for the active long-term charter-in vessels is $13,513 for 2012.

Navios Partners has insured its charter-out contracts for credit default through a “AA” rated insurance company in the E.U.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statements of income for the three and six month periods ended June 30, 2012 and 2011. The quarterly 2012 and 2011 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA and Operating Surplus are non-GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

	Three Month Period ended June 30, 2012	Three Month Period ended June 30, 2011	Six Month Period ended June 30, 2012	Six Month Period ended June 30, 2011
(in $‘000 except per unit data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$49,122	$45,675	$97,109	$88,479
Net income	$16,681	$13,511	$33,618	$30,111
EBITDA	$36,377	$30,793	$73,162	$63,223
Earnings per Common unit(basic and diluted)	$0.29	$0.29	$0.59	$0.63
Operating Surplus	$29,497	$28,673	$59,087	$55,196
Maintenance and Replacement Capital expenditure reserve	$(4,525)	$(4,569)	$(8,986)	$(8,912)

Three month periods ended June 30, 2012 and 2011

Time charter revenues for the three month period ended June 30, 2012 increased by $3.4 million or 7.4% to $49.1 million, as compared to $45.7 million for the same period in 2011. The increase was mainly attributable to the acquisitions of the Navios Luz and the Navios Orbiter on May 19, 2011 and the acquisition of the Navios Buena Ventura on June 15, 2012. As a result of these vessel acquisitions, available days of the fleet increased to 1,654 days for the three month period ended June 30, 2012, as compared to 1,541 days for the three month period ended June 30, 2011. The time charter equivalent (“TCE”) decreased to $29,262 for the three month period ended June 30, 2012, from $29,640 for the three month period ended June 30, 2011.

EBITDA increased by $5.6 million to $36.4 million for the three month period ended June 30, 2012, as compared to $30.8 million for the same period of 2011. The increase in EBITDA was due mainly to a $3.4 million increase in revenue following the acquisitions of the Navios Luz and the Navios Orbiter on May 19, 2011 and the acquisition of the Navios Buena Ventura on June 15, 2012 and a $4.0 million of non-cash charge for the write-off of intangible asset associated with the Navios Apollon charter out contract incurred in the three month period ended June 30, 2011. The above increase was partially offset by a $0.8 million increase in management fees, a $0.1 million increase in general and administrative expenses, a $0.7 million increase in time charter expenses and a $0.2 million increase in other income/(expense), net.

The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended June 30, 2012 and 2011 was $4.5 million and $4.6 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the three month period ended June 30, 2012 of $29.5 million, as compared to $28.7 million for the three month period ended June 30, 2011. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the three months ended June 30, 2012 amounted to $16.7 million compared to $13.5 million for the three months ended June 30, 2011. The increase in net income by $3.2 million was due to a $5.6 million increase in EBITDA partially offset by: (i) a $1.7 million increase in depreciation and amortization expense due to the acquisitions of the Navios Orbiter, the Navios Luz and the Navios Buena Ventura and the favorable lease terms recognized in relation to these acquisitions; (ii) a $0.4 million increase in interest expense and finance cost, net; and (iii) a $0.3 million decrease in interest income.

Six month periods ended June 30, 2012 and 2011

Time charter revenues for the six month period ended June 30, 2012 increased by $8.6 million or 9.7% to $97.1 million, as compared to $88.5 million for the same period in 2011. The increase was mainly attributable to the acquisitions of the Navios Luz and the Navios Orbiter on May 19, 2011 and the acquisition of the Navios Buena Ventura on June 15, 2012. As a result of these vessel acquisitions, available days of the fleet increased to 3,292 days for the six month period ended June 30, 2012, as compared to 2,981 days for the six month period ended June 30, 2011. TCE decreased to $29,614 for the six month period ended June 30, 2012, from $30,013 for the six month period ended June 30, 2011.

EBITDA increased by $10.0 million to $73.2 million for the six month period ended June 30, 2012, as compared to $63.2 million for the same period of 2011. The increase in EBITDA was mainly due to: (i) an $8.6 million increase in revenue following the acquisitions of the Navios Luz and the Navios Orbiter on May 19, 2011 and the acquisition of the Navios Buena Ventura on June 15, 2012; (ii) a $4.0 million of non-cash charge for the write-off of intangible asset associated with the Navios Apollon charter out contract incurred in the three month period ended June 30, 2011; and (iii) $0.5 million increase in other income/(expense), net. The above increase was partially offset by a $2.0 million increase in management fees, a $0.2 million increase in general and administrative expenses and a $0.9 million increase in time charter expenses.

The reserve for estimated maintenance and replacement capital expenditures for the six month periods ended June 30, 2012 and 2011 was $9.0 million and $8.9 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the six month period ended June 30, 2012 of $59.1 million, as compared to $55.2 million for the six month period ended June 30, 2011. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the six months ended June 30, 2012 amounted to $33.6 million compared to $30.1 million for the six months ended June 30, 2011. The increase in net income by $3.5 million was due to a $10.0 million increase in EBITDA partially offset by: (i) a $4.8 million increase in depreciation and amortization expense due to the acquisitions of the Navios Orbiter, the Navios Luz and the Buena Ventura and the favorable lease terms recognized in relation to these acquisitions; (ii) a $1.2 million increase in interest expense and finance cost, net; and (iii) a $0.5 million decrease in interest income.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Partners’ core fleet performance for the three and six month periods ended June 30, 2012 and 2011.

	Three Month Period ended June 30, 2012 (unaudited)	Three Month Period ended June 30, 2011 (unaudited)	Six Month Period ended June 30, 2012 (unaudited)	Six Month Period ended June 30, 2011 (unaudited)
Available Days (1)	1,654	1,541	3,292	2,981
Operating Days (2)	1,628	1,450	3,202	2,814
Fleet Utilization (3)	99.9%	94.1%	99.9%	95.5%
Time Charter Equivalent (per day) (4)	$29,262	$29,640	$29,614	$30,013
Vessels operating at period end	19	18	19	18

(1)	Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	Time Charters Equivalents (“TCE”) rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call details:

Navios Partners’ management will host a conference call today, Thursday, July 26, 2012 to discuss the results for the second quarter and six months ended June 30, 2012.

Conference Call details:

Call Date/Time: Thursday, July 26, 2012 at 08:30 am ET

Call Title: Navios Partners Q2 2012 Financial Results Conference Call

US Dial In: +1.866.394.0817

International Dial In: +1.706.679.9759

Conference ID: 1091 0461

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 1091 0461

Slides and audio webcast:

There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Partners’ website under the “Investors” section by 7:45 am ET on the day of the call.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Investor Relations Contact:

Navios Maritime Partners L.P.

+1 (212) 906 8645

Investors@navios-mlp.com

Nicolas Bornozis

Capital Link, Inc.

naviospartners@capitallink.com

EXHIBIT 1

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEET

(Expressed in thousands of U.S. Dollars except unit data)

	June 30, 2012	December 31, 2011
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$41,061	$48,078
Restricted cash	11,165	8,468
Accounts receivable, net	4,484	4,835
Prepaid expenses and other current assets	404	2,177

Total current assets	57,114	63,558

Vessels, net	697,111	667,213
Deferred financing costs, net	2,196	2,466
Other long term assets	399	106
Intangible assets	179,704	176,581

Total non-current assets	879,410	846,366

Total assets	$936,524	$909,924

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$1,566	$2,022
Accrued expenses	3,968	2,986
Deferred voyage revenue	11,144	10,920
Current portion of long-term debt	16,950	36,700
Amounts due to related parties	16,960	4,077

Total current liabilities	50,588	56,705

Long-term debt	273,500	289,350
Deferred voyage revenue	896	4,230

Total non-current liabilities	274,396	293,580

Total liabilities	324,984	350,285

Commitments and contingencies	—	—
Partners’ capital:
Common Unitholders (60,109,163 and 46,887,320 units issued and outstanding at June 30, 2012 and December 31, 2011, respectively)	609,180	729,550

Subordinated Unitholders (0 and 7,621,843 units issued and outstanding at June 30, 2012 and December 31, 2011, respectively)	—	(177,969)

General Partner (1,226,721 units and 1,132,843 issued and outstanding at June 30, 2012 and December 31, 2011, respectively)	2,360	1,976

Subordinated Series A Unitholders (0 and 1,000,000 units issued and outstanding at June 30, 2012 and December 31, 2011, respectively)	—	6,082

Total partners’ capital	611,540	559,639

Total liabilities and partners’ capital	$936,524	$909,924

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Three Month Period ended June 30, 2012 ($ ‘000) (unaudited)	Three Month Period ended June 30, 2011 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2012 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2011 ($ ‘000) (unaudited)
Time charter revenues	$49,122	$45,675	$97,109	$88,479
Time charter expenses	(3,923)	(3,241)	(7,138)	(6,192)
Direct vessel expenses	(13)	(17)	(25)	(35)
Management fees	(7,323)	(6,466)	(14,557)	(12,514)

General and administrative expenses	(1,267)	(1,209)	(2,552)	(2,392)
Depreciation and amortization	(17,328)	(15,637)	(34,478)	(29,670)
Write-off of intangible asset	—	(3,979)	—	(3,979)
Interest expense and finance cost, net	(2,384)	(2,009)	(5,196)	(4,038)
Interest income	29	381	155	631
Other (expense)/ income, net	(232)	13	300	(179)
Net income	$16,681	$13,511	$33,618	$30,111

Earnings per unit:

	Three Month Period ended June 30, 2012 (unaudited)	Three Month Period ended June 30, 2011 (unaudited)	Six Month Period ended June 30, 2012 (unaudited)	Six Month Period ended June 30, 2011 (unaudited)
Net income	$16,681	$13,511	$33,618	$30,111
Earnings attributable to:
Common unit holders	16,348	13,241	32,946	27,864
Subordinated unit holders	—	—	—	1,645
General partner unit holders	333	270	672	602
Subordinated Series A unit holders	—	—	—	—

Weighted average units outstanding (basic and diluted)
Common unit holders	57,260,811	46,012,815	55,884,987	43,907,804
Subordinated unit holders	—	7,621,843	—	7,621,843
General partner unit holders	1,188,551	1,114,996	1,160,697	1,072,036
Subordinated Series A unit holders	—	1,000,000	—	1,000,000
Earnings per unit- overall (basic and diluted):
Common unit holders	$0.29	$0.29	$0.59	$0.63
Subordinated unit holders	$—	$—	$—	$0.22
General partner unit holders	$0.28	$0.24	$0.58	$0.56

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Six Month Period Ended June 30, 2012 (unaudited)	Six Month Period Ended June 30, 2011 (unaudited)
OPERATING ACTIVITIES
Net income	$33,618	$30,111

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,478	29,670
Write-off of intangible asset	—	3,979
Amortization of deferred financing cost	272	254
Amortization of deferred dry dock costs	25	35

Changes in operating assets and liabilities:
Increase in restricted cash	(1)	(1)
Decrease/(increase) in accounts receivable	351	(2,996)
Decrease in prepaid expenses and other current assets	1,773	289
(Increase)/decrease in other long term assets	(318)	37
(Decrease)/increase in accounts payable	(456)	604
Increase in accrued expenses	982	443
Decrease in deferred voyage revenue	(3,110)	(4,257)
Increase in amounts due to related parties	4,883	3,702

Net cash provided by operating activities	72,497	61,870

INVESTING ACTIVITIES:
Acquisition of vessels	(40,820)	(76,220)
Acquisition of intangibles	(18,681)	(43,780)
Net cash used in investing activities	(59,501)	(120,000)

FINANCING ACTIVITIES:
Cash distributions paid	(51,752)	(45,840)
Proceeds from issuance of general partner units	1,472	2,052
Proceeds from issuance of common units, net of offering costs	68,563	86,288
Proceeds from long term debt	—	35,000
Increase in restricted cash	(2,696)	(2,642)
Repayment of long-term debt and payment of principal	(35,600)	(14,600)
Debt issuance costs	—	(414)

Net cash (used in)/ provided by financing activities	(20,013)	59,844
(Decrease)/increase in cash and cash equivalents	(7,017)	1,714
Cash and cash equivalents, beginning of period	48,078	51,278
Cash and cash equivalents, end of period	$41,061	$52,992
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$5,277	$3,692
Due to Navios Holdings for the acquisition of Navios Buena Ventura in June 2012	$8,000	$—
Issuance of common units to Navios Holdings related to the acquisition of Navios Luz and Navios Orbiter in May 2011	$—	$9,960

EXHIBIT 2

Owned Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date	Charter-Out Rate (1)
Navios Apollon	Ultra-Handymax	2000	52,073	February 2013	$12,500	(11)
				February 2014	$13,500	(11)
Navios Soleil	Ultra-Handymax	2009	57,337	November 2012	$13,300
Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	November 2012	$18,525
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Hyperion	Panamax	2004	75,707	April 2014	$37,953
Navios Alegria	Panamax	2004	76,466	February 2014	$16,984	(2)
Navios Orbiter	Panamax	2004	76,602	April 2014	$38,052
Navios Hope	Panamax	2005	75,397	August 2013	$17,562
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Fantastiks	Capesize	2005	180,265	February 2014	$36,290	(8)
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	July 2019	$42,250
Navios Fulvia	Capesize	2010	179,263	September 2015	$50,588
Navios Melodia(3)	Capesize	2010	179,132	September 2022	$29,356	(4)
Navios Luz	Capesize	2010	179,144	November 2020	$29,356	(5)
Navios Buena Ventura	Capesize	2010	179,259	October 2020	$29,356	(5)
Owned vessels to be delivered
Navios Helios(9)	Panamax	2005	77,075	September 2013	$9,738

Long-term Chartered-in Vessels

Navios Prosperity (6)	Panamax	2007	82,535	June 2013	$12,000	(10)
Navios Aldebaran (7)	Panamax	2008	76,500	March 2013	$28,391

(1)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under new time charter.
(2)	Profit sharing 50% above $16,984/ day based on Baltic Exchange Panamax TC Average.
(3)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership. The charter was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period the sub-charterer pays Navios Partners directly.
(4)	Profit sharing 50% above $37,500/ day based on Baltic Exchange Capesize TC Average.
(5)	Profit sharing 50% above $38,500/ day based on Baltic Exchange Capesize TC Average.
(6)	The Navios Prosperity is chartered-in for seven years until June 2014 and we have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen declining each year by 145 million Yen.
(7)	The Navios Aldebaran is chartered-in for seven years until March 2015 and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen declining each year by 150 million Yen.
(8)	Amount represents daily rate of insurance proceeds following the default of the original charterer. The vessel has been rechartered to third parties.
(9)	Estimated delivery date July 27, 2012.
(10)	Profit sharing: The owners will receive 100% of the first $1,500 in profits above the base rate and thereafter all profits will be split 50% to each party.
(11)	Profit sharing 50% on the actual results above the period rates.

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

1. EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes.

Adjusted EBITDA

Adjusted EBITDA represents EBITDA plus the non-cash charge for the write-off of the intangible asset associated with the Navios Apollon charter-out contract.

EBITDA and Adjusted EBITDA are presented because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA and Adjusted EBITDA are frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

3. Available Cash

Available Cash generally means for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period ended June 30, 2012 ($ ‘000) (unaudited)	Three Month Period ended June 30, 2011 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2012 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2011 ($ ‘000) (unaudited)
Net Cash from Operating Activities	$34,709	$30,597	$72,497	$61,870
Net increase/(decrease) in operating assets	726	955	(1,805)	2,671
Net decrease/(increase) in operating liabilities	(1,279)	1,722	(2,299)	(492)
Net interest cost	2,355	1,628	5,041	3,407
Write-off of intangible asset	—	(3,979)	—	(3,979)
Deferred finance charges	(134)	(130)	(272)	(254)

EBITDA(1)	$36,377	$30,793	$73,162	$63,223
Write-off of intangible asset	—	3,979	—	3,979

Adjusted EBITDA	$36,377	$34,772	$73,162	$67,202
Cash interest income	93	353	188	598
Cash interest paid	(2,448)	(1,883)	(5,277)	(3,692)
Maintenance and replacement capital expenditures	(4,525)	(4,569)	(8,986)	(8,912)

Operating Surplus	$29,497	$28,673	$59,087	$55,196
Cash distribution paid relating to the first quarter	—	—	(26,923)	(23,939)
Cash reserves	(1,934)	(3,844)	(4,601)	(6,428)

Available cash for distribution	$27,563	$24,829	$27,563	$24,829

(1)

	Three Month Period ended June 30, 2012 ($ ‘000) (unaudited)	Three Month Period ended June 30, 2011 ($ ‘000) (unaudited)	Six Month Period ended June 30, 2012 ($ ’00 0) (unaudited)	Six Month Period ended June 30, 2011 ($ ‘000) (unaudited)
Net cash provided by operating activities	$34,709	$30,597	$72,497	$61,870
Net cash used in investing activities	(59,501)	(120,000)	(59,501)	(120,000)
Net cash provided by/(used in) financing activities	32,357	89,045	(20,013)	59,844